

July 9, 2013

Via E-mail
Anthony Gurnee
Chief Executive Officer
Ardmore Shipping Corporation
City Gate Building 1000
Mahon, Cork
Ireland

> **Re: Ardmore Shipping Corporation**
> **Registration Statement on Form F-1**
> **Filed June 28, 2013**
> **File No. 333-189714**

Dear Mr. Gurnee:

We have reviewed your response to our prior comment letter to you dated June 20, 2013 and have the following additional comments.

General

1. Please continue to consider the financial statement updating requirements set forth in Rule 3-12(f) of Regulation S-X and Item 8.A of the Form 20-F.

2. Filed amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Prospectus Summary, page 1

3. We note your response to our prior comment 5. Please quantify the company's losses in recent periods in this section as well as the Business section.

Corporate Structure, page 7

4. Please clarify in the second sentence in this paragraph that your intermediate holding company owns each of the vessels in operation in your Initial Fleet and will own the vessels in your Initial Fleet currently on order once they are delivered.

Principal Shareholders, page 104

5. We note your response to our prior comment 35. Please revise footnote 2 to clarify who has voting and investment power with respect to the shares held by GA Holdings LLC as

opposed to who may be deemed to have such power.

Signatures, page II-5

6. Please remove the title Director from Mr. Tivnan's signature block or advise.

Exhibits

7. Please file signed and dated legality and tax opinions prior to effectiveness.

Exhibit 8.1

8. Please revise the references to the opinions under the Tax Considerations caption in the fourth paragraph of the opinion to reflect the section headings shown in the prospectus, United States Federal Income Tax Considerations and Marshall Islands Tax Considerations.

Exhibit 10.1

9. Please file Exhibits A and B to this agreement.

Exhibit 10.2

10. Please file Exhibits A and B to this agreement.

Exhibit 21

11. Please provide the state or other jurisdiction of incorporation or organization of each subsidiary listed and the names under which they do business. See 601(b)(21) of Regulation S-K.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
Robert E. Lustrin, Esq.